October 28, 2022

Anna Abramson

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE Washington, D.C., 20549

Re:	mCloud Technologies Corp.
Amendment No. 6 to Registration Statement on Form F-1
Filed August 22, 2022
File No. 333-264859

To whom it may concern:

mCloud Technologies Corp. (“mCloud”, “we”, or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 21, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 6 to the Registration Staement on Form F-1 filed on August 22, 2022 (the “Registration Statement”) and further to our September 29, 2022 response to your September 23, 2022 Comment Letter (the “September 29 Response”). We respectfully believe that this further response will fully address your comments. We do however note that we will file Amendment No.8 to the F-1 in conjunction with our response contained herein in respect to Comment #2. We are concurrently submitting this letter via EDGAR.

SEC Comment #1:

We note your prior response addressing why Agnity did not meet the criteria in IFRS 5.32 to be considered a discontinued operation for periods subsequent to June 30, 2022. IFRS 5.32 states, in addition to other criteria that must be met, that a discontinued operation is a component of an entity. IFRS 5.31 states in part that a component of an entity will have been a cash-generating unit or a group of cash-generating units while being held for use. We note that the Company has identified Agnity as a cash-generating unit. While we understand you have determined that the Company has a single segment, we do not believe that it necessarily follows that the disposal of Agnity is not a separate major line of business under IFRS 5.32(a). Additionally, factors such as Agnity having a separate website with distinct product offerings representing a significant portion of the Company revenues might suggest that Agnity represented a separate major product or service line under IFRS 5.32(a). Please elaborate on why the disposal of Agnity should not be presented as discontinued operations.

The Company has concluded that Agnity should not be presented as discontinued operations as mCloud is a single segment. Additionally, Management concluded that Agnity did not represent a separate major line of business for the Company.

This conclusion is based on the fact that mCloud operates a single line of business providing solutions to multiple verticals, defined as those markets where mCloud offers solutions to a specific industry, built on a single core technology platform called AssetCare. In certain verticals where industry-specific language and an industry-centric viewpoint are needed to establish the credibility of mCloud and AssetCare in the vertical, the Company has adopted a strategy of establishing brands that speak to specific verticals (see the standalone Agnity Web site and other brands mCloud operates1).

Though these brands are distinct, there is only one single underlying technology platform, delivered to customers by one team, which is used to serve all of them – AssetCare. AssetCare unifies numerous core technologies, including Agnity’s core technology – the Agnity Communications Application Server (“CAS”) – into a single offering that is delivered to all target verticals. While the offering is configured and delivered to meet the needs of specific customers (e.g. equipment names, models, and performance metrics relevant to their business), all customers depend on the same technologies when they access and use their solution. The Agnity CAS component is fundamental to AssetCare and enables communication between AssetCare users at a customer, regardless of which vertical they are in.

Agnity has been mCloud’s market-facing brand for the telecom vertical where the Company marketed AssetCare as “Agnity MobileCare” in reaching out to customers in the vertical. Similarly, in the aerospace and defense verticals, mCloud markets its solutions under the NGRAIN brand while in the nuclear power vertical, mCloud markets its solutions under the CSA brand, leveraging the existing credibility these brands already possess in those verticals. In the oil and gas and wind verticals where cloud solutions akin to AssetCare are nascent, the Company markets its solutions as AssetCare directly, enabling each brand to address specific verticals in a targeted way. These illustrate the Company’s strategy in practice and reinforces mCloud’s view these brands are not distinct lines of business.

As a result, the loss of control of Agnity did not represent a strategic shift in operations. While mCloud’s loss of control over Agnity means the Company no longer has access to a brand that represents the telecom vertical, mCloud continues its pursuit of other verticals unchanged, and AssetCare as a technology offering continues to be offered unchanged as it was before the event – as such, there has been no change in the Company’s strategy. The delivery of AssetCare continues to be enabled by the ongoing relationship between mCloud and Agnity as set forth in the Continuation Agreement referenced in our response letter dated September 29, 2022 and press announcement filed as a 6-K on August 2, 2022.

Per mCloud’s correspondence dated September 29, 2022, mCloud possessed the ability to unilaterally influence operations via an Operations Committee at Agnity whose focus was on providing operational oversight of the go-to-market and sales activities in the telecom vertical under the Agnity brand. For clarity, this Operations Committee did not have all the roles and responsibilities of a stand-alone management team. Consistent with Agnity operating as part of a single segment, all key strategic business decisions at Agnity impacting the single technology offering were made at the level of mCloud management, which were communicated through the Operations Committee for implementation at Agnity.

1.	The Company operates the following standalone vertical specific websites:

www.kanepi.com | www.ngrain.com | www.csaatl.com | www.assetcare.mcloudcorp.com/auto/ |

Based on the above, mCloud does not consider Agnity to represent a separate major line of business per IFRS 5.32(a). Additionally, as previously discussed in our letter dated September 29, 2022 (page 9 of 10, section Discontinued Operations), Agnity is not a separate geographic area of operations. As a result, the disposal of Agnity does not meet the criteria in IFRS 5 to be presented as a discontinued operation in the Q3 condensed consolidated interim financial statements of mCloud for the period ending, September 30, 2022.

SEC Comment #2:

We have reviewed your response to our prior comment. Please provide pro forma financial information that reflects Agnity not being consolidated in your financial statements pursuant to Article 11 of Regulation S-X or tell us why you believe it is not required.

Please be advised that after an additional detailed review of the regulation, and further discussions with US legal counsel, Management agrees that pro forma financial information that reflects Agnity not being consolidated in our financials statements is required pursuant to Article 11 of Regulation S-X and will be incorporated in Amendment No.8 to mCloud’s F-1.

We hope this and our previous response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Marc Ross of Sichenzia Ross Ference LLP at (212) 930-9700 or mross@srf.law.

mCloud Technologies Corp.

/s/ Russell H. McMeekin
Name: Russell H. McMeekin Title: Chief Executive Officer